Exhibit 99.1

8 December 2005

Directors’ Interests

SHORT TERM DEFERRED INCENTIVE PLAN

The first tranch of shares (equivalent to one third of the conditional award made in respect of the 2003/04 annual bonus) under the Short Term Deferred Incentive Plan was released yesterday.

Accordingly, shares have been transferred from the Mitchells & Butlers Employee Benefit Trust, net of tax and NI liabilities, to directors as follows:

Director	Number of shares	Total number of shares held after this award
Mike Bramley	18,536	104,907
Tim Clarke	35,275	540,867
Tony Hughes	23,171	122,998
Karim Naffah	24,899	235,713

EMPLOYEE BENEFIT TRUST

The Employee Benefit Trust (the “Trust”) yesterday purchased 380,000 Mitchells & Butlers ordinary shares at a price of 391.0888p per share.

Following this transaction and the releases referred to above, the balance in the Trust is 1,063,062 Mitchells & Butlers shares. The executive directors of the Company, Mike Bramley, Tim Clarke, Tony Hughes and Karim Naffah, are technically deemed to be interested in these shares as potential beneficiaries under the Trust.

Victoria M Penrice

0121 498 6514